UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 CONTENTS

On July 31, 2019, Mr. Nanfang Li resigned from his position as the Chief Strategy Officer of Powerbridge Technologies Co., Ltd. (the “Company”) effective immediately. Mr. Li’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices. Mr. Li remains engaged as an advisor to the Company to help expand its markets as well as to identify and develop strategic partners for a period of one year from August 1, 2019 to August 1, 2020 and be compensated with a monthly fee of RMB20,000 (approximately $2,837).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Ban Lor
Ban Lor Chief Executive Officer

Date: August 7, 2019